For Immediate Release

FORDING BOARD CALLS DISSIDENT PROXY DETRIMENTAL
TO SHAREHOLDERS

CALGARY — December 17, 2002 — The Board of Directors of Fording Inc. (TSX/NYSE:FDG) today advised shareholders not to submit dissident proxies that could deliver control of the Company into the hands of Sherritt Coal Partnership II and would end a process that has already created substantial shareholder value.

Sherritt is distributing a dissident proxy circular and proxy forms to shareholders, which it intends to use to vote against Fording’s Enhanced Plan of Arrangement involving Teck Cominco Limited and Westshore Terminals Income Fund at the Special Meeting of Shareholders on January 3, 2003.

“The Fording Board has the clear duty to act in the best interest of Fording shareholders. Sherritt does not,” said Richard Haskayne, Chairman of Fording Inc. “If Sherritt holds sufficient proxies it will vote them for its own interest over that of shareholders. It is not possible for Sherritt to act in the best interests of Fording shareholders at the Special Meeting, while it is also trying to buy their shares at the lowest possible price.”

Sherritt announced on December 12 that it would be making a new offer for Fording shares, but has not yet delivered sufficient information to allow the Board and shareholders to evaluate the offer.

“We don’t have a formal offer from Sherritt. We have only the information in the announcement, which leaves a number of important questions unanswered. For example, it specifies the cash component of the offer, but leaves out important details about the value of the assets Sherritt is contributing and the value of the assets it proposes to take away from the income trust component,” Mr. Haskayne said.

“Sherritt should allow shareholders to make an informed decision, rather than seeking proxies that will allow Sherritt to make that decision for them,” Mr. Haskayne said. “Sherritt is attempting to stop the Board’s process of maximizing value for shareholders. That is clearly detrimental to shareholders and the Board of Directors advises them to ignore the Sherritt proxies.”

Fording announced last week that its Board of Directors would review the new Sherritt offer when it was received and would make a recommendation to shareholders, as soon as possible. Meanwhile, the Board is not constrained from reviewing other proposals.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Prairie Operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors	Media
Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222